UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Financial Statements

December 31, 2007 and 2006

Resource Bank Stock

and 401(k) Savings Plan

RESOURCE BANK STOCK AND 401(K)

SAVINGS PLAN

Virginia Beach, Virginia

FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Resource Bank Investment Committee

Resource Bank Stock and 401(k) Savings Plan

Virginia Beach, Virginia

We have audited the accompanying statement of net assets available for benefits of the Resource Bank Stock and 401(k) Savings Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 26, 2008

Resource Bank Stock and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

Investments at fair value	$16,172,947	$21,432,390
Cash	182,541	103,147
Net assets available for benefits	$16,355,488	$21,535,537

Resource Bank Stock and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2007

Additions to net assets attributed to Investment income
Net depreciation in fair value of investments	$(1,222,675)
Interest and dividends	1,245,986
23,311

Contributions
Participant contributions	1,767,202
Rollover	162,214
Employer contributions	597,633
2,527,049

Total additions	2,550,360

Deductions from net assets attributed to
Benefits paid to participants	7,661,826
Administrative expenses	68,583
Total deductions	7,730,409

Net Change	(5,180,049)

Net assets available for benefits
Beginning of year	21,535,537

End of year	$16,355,488

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Resource Bank (Company)Stock and 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Resource Bank. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 90 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions and the company contributions into various investment options offered by the Plan. Company stock is one of the investment options. For the year ended December 31, 2007, the Company contributed a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant elects to defer. Additional Company contributions may be made at the option of the Company’s board of directors. Contributions are subject to certain limitations. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined. Participants become 100% vested after completion of two years of credited service. Participants who reach normal retirement age, die, or become disabled while employed are 100% vested in their accounts.

Forfeited Accounts

At December 31, 2007 and 2006 forfeited nonvested accounts totaled $75,456 and $33,366, respectively. These accounts are first used to reduce administrative expenses of the Plan, then used to reduce Company contributions.

Administrative Expense

Certain plan expenses of the Plan are paid by the Company.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination, if the vested portion of the participant account is over $1,000, the participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installment payments or a combination of both options. If upon termination of service, the participant’s vested account is under $1,000, a participant will receive the value of the vested interest in his or her account as a lump sum distribution.

2.	Summary of Accounting Policies

Accounting Method

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2007	2006

Fulton Financial Corporation common stock, 275,468 and 536,058 shares, respectively	$3,090,751	$8,952,169
American Funds Income Fund of America - A, 117,387 and 89,085 shares, respectively	2,274,955	1,813,774
Janus Advisor Forty Fund, 42,716 and 49,221 shares, respectively	1,771,016	1,506,150
Lord Abbett Affiliated Fund - A, 98,618 and 106,489 shares, respectively	1,378,683	1,627,159
Calamos Growth Fund - A, 21,600 and 25,810 shares, respectively	1,266,830	1,391,179
DWS Blue Chip - A, 61,714 and 69,408 shares, respectively	1,115,176	1,427,021
Schwab S&P 500 Index Fund – 47,322 and 58,537 shares, respectively	1,070,903	1,278,444
Europacific Growth Fund, 36,606 and 28,236 shares, respectively	1,836,173	1,298,294
Pimco Total Return D, 115,358 and 88,829 shares, respectively	1,233,178	*922,048

*Investment does not represent 5 percent or more of the Plan’s net assets at the end of this year, but is presented for comparison reasons.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,222,675 as follows:

Common stocks	$(1,852,779)
Mutual funds	630,104

$(1,222,675)

4.	Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain plan investments are shares of stock in Fulton Financial Corporation, the parent of the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The fair market value of the Plan’s assets are based on quotes from an active market.

Certain plan investments are managed by Charles Schwab Trust Company (Charles Schwab). Charles Schwab is the trustee as defined by the Plan and, therefore, fees paid to Charles Schwab qualify as party-in-interest transactions. The investments have internal expenses that compensate Charles Schwab or its affiliates. Fees paid to Milliman, Inc. or its affiliates by the Plan for record keeping services were $68,583 for 2007. Certain professional fees for the administration of the Plan were paid by the Company. See disclosures in note 5 for related party transactions.

5.	Fulton Financial Corporation Common Stock

The Plan’s investment in Fulton Financial Corporation common stock at December 31 is as follows:

	2007	2006
Number of shares	275,468	536,058
Cost basis	$3,375,296	$6,133,933
Market value	$3,090,751	$8,952,169

Approximately $222,757 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2007. As of December 31, 2007 and 2006, approximately 19% and 41% respectively of the plan’s assets were invested in Fulton Financial Corporation common stock.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated July 25, 2002. The letter states that the prototype and related trust, as then designed, are in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties

The Plan invests in various investment securities and in Fulton Financial Corporation common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Investments are also exposed to concentration of credit risk due to the amount of funds invested in Fulton Financial Corporation common stock. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statement of the net assets available for benefits.

9.	Subsequent Events

Effective January 1, 2008 the Plan was amended to make employer contributions 100% vested immediately and to change the definition of compensation per the Plan Document to a safe-harbor definition.

Resource Bank Stock and 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

December 31, 2007

EIN 54-1414459, Plan 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value

	American Beacon	23,742 shares of American Beacon Small Cap value plan	x	$ 408,832
	American Funds	36,606 shares of EuroPacific Growth Fund-A	x	1,836,173
	American Funds	117,387 shares of Income Fund of America	x	2,274,955
	Calamos	21,600 shares of Calamos Growth Fund - A	x	1,266,830
	DWS Investments	61,714 shares of Blue Chip Fund - A	x	1,115,176
*	Fulton Financial Corporation	275,468 shares of common stock	x	3,090,751
	Janus	42,716 shares of Janus Advisor Forty Fund	x	1,771,016
	Lord Abbett	98,618 shares of Affiliated Fund - A	x	1,378,683
	Allianz Global Investors	115,358 shares of Pimco Total Return Fund - D	x	1,233,178
*	Charles Schwab Trust Company	726,450 shares of Retirement Advantage Money Fund	x	726,450
*	Charles Schwab Trust Company	47,322 shares of S&P 500 Index Fund - A	x	1,070,903
				$16,172,947

* Identified as a party-in-interest

x All investments are participant directed, therefore, historical cost information is not required.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Resource Bank Stock and 401(k) Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Resource Bank Stock and 401(k) Savings Plan
Date: June 27, 2008	By: /s/ Louis Yoka Louis Yoka, Senior Vice President, Compensation and Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors (Crowe Chizek and Company LLC)

23.2 Consent of Independent Auditors (Goodman & Company)